UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated May 1, 2007
Commission file number 0-21080

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-89618) AND FORM F-10 (FILE NO. 333-141478) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
The following documents are being submitted herewith:
·   Press Release dated April 11, 2007.
·   Press Release dated April 11, 2007.
·   Press Release dated April 16, 2007.
·   Press Release dated April 18, 2007.
·   Press Release dated April 25, 2007.
·   Press Release dated April 27, 2007.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: May 1, 2007	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

2

NEWS RELEASE

Enbridge Inc. to Webcast 2007 Annual and Special Meeting of Shareholders
CALGARY, Alberta, April 11, 2007 — Enbridge Inc. will provide an audio and video webcast of its 2007 Annual and Special Meeting of Shareholders as follows:

Event:	Enbridge Inc. 2007 Annual and Special Meeting of Shareholders

Date:	Wednesday, May 2, 2007

Time:	1:30 p.m. Mountain Time / 3:30 p.m. Eastern Time

Location:	Westin Hotel, Manitoba Room
10135 – 100 Street, Edmonton, Alberta T5J 0N7
To view the live webcast, interested parties are invited to visit www.enbridge.com/investor and follow the Annual and Special Meeting webcast link under Investor News. A webcast replay will be available approximately two hours following the event and a transcript will be posted to the website within approximately 24 hours.
To listen to audio only, within North America the toll-free call-in number is 1-866-362-4666. Interested parties outside North America may call +617-597-5313. The participant passcode is 49055320. An audio replay will be available at 1-888-286-8010 and outside North America at +617-801-6888. The access code is 12598645.
During the meeting, the Company will review the financial results achieved in 2006 and the first quarter of 2007, and outline its strategic objectives. When used in the call, words such as “anticipate”, “expect”, “project”, and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities law and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
Enbridge common shares trade on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol “ENB”.
For further information, contact:
Enbridge Investor Relations
403-231-5957 / 1-800-481-2804
Investor Web Site
www.enbridge.com/investor

NEWS RELEASE

Enbridge Inc. to Webcast 2007 First Quarter Financial Results
CALGARY, Alberta, April 11, 2007 — Enbridge Inc. will host a webcast conference call to discuss its 2007 first quarter financial results as follows:

Event:	Enbridge Inc. 2007 First Quarter Financial Results Conference Call

Date:	Wednesday, May 2, 2007

Time:	7:30 a.m. Mountain Time / 9:30 a.m. Eastern Time
Within North America, the toll-free call in number is 1-800-591-6945. Interested parties outside North America can call in to +617 614-4911. The access code is 86318585. To register for the webcast, interested parties are invited to visit www.enbridge.com/investor and follow the webcast registration link under Investor News. A webcast replay will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within approximately 24 hours.
The webcast replay will be available at toll-free 1-888-286-8010 or +617 801-6888. The access code for the replay is 83532352.
The conference call will cover the Company’s most recent financial results and may contain forward-looking statements. When used in the call, words such as “anticipate”, “expect”, “project”, and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities law and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
Enbridge common shares trade on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol “ENB”.
For further information, contact:
Enbridge Investor Relations
403-231-5957 / 1-800-481-2804
Investor Web Site
www.enbridge.com/investor

NEWS RELEASE

Incident on Enbridge Pipeline
Calgary, Alberta, April 16, 2007 — Enbridge Inc. (TSX: ENB) (NYSE: ENB) reports that at 18:18 MST, April 15, 2007, the Enbridge Pipelines Control Centre automatically detected a pressure drop on one of Enbridge’s crude oil pipelines downstream of Enbridge’s Glenavon, Saskatchewan pumping station.
The line was immediately shut down and isolated and Enbridge emergency crews were dispatched to the site.
A release of heavy crude oil was discovered in a field approximately 2.5 kilometres downstream of Enbridge’s Glenavon station. The oil has been contained in a low area at the site and Enbridge is working to minimize environmental impacts. The volume of the release is currently being assessed.
Enbridge has notified and is working with the appropriate regulators and emergency officials. The cause of the release has not been determined and is being investigated.
Initial clean up is expected to be complete within two days and is being conducted in compliance with all government regulations and Enbridge’s stringent standards for safety and the environment.
At this time, Enbridge does not have an estimated time for restart of the line. Enbridge is continuing to inject Midale and Light Sour Blend volumes from its Cromer, Manitoba facility to service downstream customer requirements to the extent possible and maintain volumes on Enbridge’s southeast Saskatchewan and Manitoba systems.
The line is a 34-inch, 490,000 bpd line transporting heavy and medium crude oil from Edmonton, Alberta to Superior, Wisconsin.
Enbridge Inc. (www.enbridge.com) is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. Enbridge also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in the provinces of Ontario and Quebec, and in New York State; and is developing a gas distribution system for the Province of New Brunswick. Enbridge is a Canadian company and its common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB.

FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc.
Jennifer Varey
Media
(403) 508-6563
Email: jennifer.varey@enbridge.com
or
Enbridge Inc.
Bob Rahn
Investment Community
(403) 231-7398
Email: bob.rahn@enbridge.com
Website: www.enbridge.com

NEWS RELEASE

Enbridge Pipeline Restarted
Calgary, Alberta, April 18, 2007 — Enbridge Inc. (TSX: ENB) (NYSE: ENB) reports that at approximately 17:40 MST, April 18, 2007, Enbridge Pipelines restarted the portion of its crude oil pipeline that had been shut down as a result of a release of heavy crude oil on April 15, 2007.
Enbridge restarted the line under reduced pressure of 80 per cent. Enbridge anticipates that the pipeline will be operated at reduced pressure until additional analysis indicates that a return to normal operating pressure is appropriate.
The affected section of pipe has been removed for analysis. Enbridge has recovered a significant amount of the oil and continues to focus on completing the initial clean-up and evaluating site remediation measures. Clean-up is being conducted in compliance with all government regulations and Enbridge’s stringent standards for safety and the environment.
Enbridge continues to investigate the cause of the release and is working closely with the appropriate regulators.
The line is a 34-inch, 490,000 bpd line transporting heavy and medium crude oil from Edmonton, Alberta to Superior, Wisconsin.
Enbridge Inc. (www.enbridge.com) is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. Enbridge also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in the provinces of Ontario and Quebec, and in New York State; and is developing a gas distribution system for the Province of New Brunswick. Enbridge is a Canadian company and its common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB.
FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc.
Jennifer Varey	Bob Rahn
Media	Investment Community
(403) 508-6563	(403) 231-7398

Email: jennifer.varey@enbridge.com	Email: bob.rahn@enbridge.com
Website: www.enbridge.com

NEWS RELEASE

Enbridge to present at the 2007 American Gas Association Financial Forum
CALGARY, Alberta, April 25, 2007 — Stephen J. J. Letwin, Executive Vice President, Gas Transportation & International will be presenting at the 2007 AGA Financial Forum in Orlando, Florida on Monday, April 30, 2007 at 9:45 am. EDT.
To view the live webcast of the presentation, visit the Investor page of the Enbridge Inc. website: http://www.enbridge.com/investor/
Enbridge Inc. (www.enbridge.com) is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. Enbridge also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in the provinces of Ontario and Quebec, and in New York State; and is developing a gas distribution system for the Province of New Brunswick. Enbridge is a Canadian company and its common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB.
When used at the conference, words such as “believe,” “estimate,” “forecast,” “anticipate,” “expect,” “project,” and similar expressions are intended to identify forward looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities law and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
For further information, contact:
Bob Rahn
Enbridge Investor Relations
(403) 231-7398
Email: bob.rahn@enbridge.com

NEWS RELEASE

Enbridge Announces Successful Conclusion of Spearhead Pipeline
Expansion Open Season
CALGARY, ALBERTA — April 27, 2007 — Enbridge Inc. (TSX:ENB) (NYSE:ENB) today announced the successful conclusion of the Open Season for the Spearhead Pipeline (“Spearhead”) Expansion. Binding commitments in excess of the available 30,000 barrels per day (bpd) threshold were received. Committed shipper capacity will be allocated on a pro rata basis to an aggregate amount of 30,000 bpd.
Enbridge proposes to add a number of pumping units at existing and new locations between Flanagan, Illinois and Cushing, Oklahoma to increase the annual average capacity of Spearhead Pipeline from 125,000 bpd to 190,000 bpd, with a target completion date of early 2009. Of this 65,000 bpd increase, 30,000 bpd was made available through the open season process to committed expansion shippers. The other 35,000 bpd of additional capacity will be available to spot shippers unless and until existing committed shippers exercise their right to this capacity. The expanded capacity on the Spearhead Pipeline will provide committed shippers increased access to markets as Canadian crude production continues to grow from Alberta’s oil sands projects.
“We are very encouraged by the results of this open season and the tremendous support to expand the Spearhead Pipeline only one year after Spearhead began delivering Canadian crude to the Cushing market,” said J. Richard Bird, Executive Vice President, Liquids Pipelines for Enbridge.
“This clearly demonstrates the value this pipeline has created for industry. Spearhead, along with a number of other expansion projects Enbridge has underway or proposed, is part of our long-term strategy to offer Canadian and U.S. domestic shippers options to access a number of refinery markets in the Midwest as well as U.S. Gulf and eastern U.S.”
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in

Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 5,000 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.
Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions that are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc.
Jennifer Varey
Media
(403) 508-6563
Email: jennifer.varey@enbridge.com
Larry Springer
Media
(713) 821-2253
Email: larry.springer@enbridge.com
or
Enbridge Inc.
Bob Rahn
Investment Community
(403) 231-7398
Email: bob.rahn@enbridge.com
Website: www.enbridge.com